UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER-0-21931
                           NOTIFICATION OF LATE FILING

(CHECK  ONE)
[_] FORM  10-K  AND FORM 10-KSB [_]FORM 20-F [_]FORM 11-K
[X] FORM 10-Q AND 10-QSB        [_]FORM N-SAR

                       FOR PERIOD ENDED September 30, 2007
                                        ------------------
              [_]  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
              [_]  TRANSITION  REPORT  ON  FORM  20-F
              [_]  TRANSITION  REPORT  ON  FORM  11-K
              [_]  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
              [_]  TRANSITION  REPORT  ON  FORM  N-SAR
              FOR  THE  TRANSITION  PERIOD  ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: _______________
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PART I--REGISTRANT INFORMATION

Full Name of Registrant: WI-TRON, INC.
                         -------------

Former Name of Registrant:

Address of Principal Executive Office (Street and Number):

59 LAGRANGE STREET, RARITAN, NEW JERSEY 08869
---------------------------------------------

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by August 14, 2007, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John C. Lee               (908)              253-6870
     -------------------      --------        -----------------
     (NAME)                 (AREA  CODE)     (TELEPHONE  NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     All dollar amounts stated below are approximate.

     For the three months ended September 30, 2007, management anticipates that the loss will be $229,000 as compared to $816,000 in the corresponding period of the preceding year, a reduction of $587,000. This reduction was primarily the result having no share based compensation in the current period, as compared to $460,000 in the preceding year as well as substantial reductions in professional fees.

     For the nine months ended September 30, 2007, management anticipates that the loss will be $906,000 as compared to $1,544,000 in the corresponding period of the preceding year, a reduction of $638,000. This reduction was primarily the result having no share based compensation in the current period, as compared to $500,000 in the preceding year as well as substantial reductions in professional fees.

                                  WI-TRON, INC.
                            -------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  November 14, 2007        WI-TRON, INC.


                                 By:   /s/ John C. Lee
                                       ------------------------
                                       Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.